SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                                 FORM 11-K


                ANNUAL REPORT PURSUANT TO SECTION 15 (d) of
                    THE SECURITIES EXCHANGE ACT OF 1934


                For the fiscal year ended December 31, 1999

                        Commission File No. 2-83256


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


      RELIABILITY INCORPORATED EMPLOYEE STOCK SAVINGS PLAN AND TRUST




B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:




                         RELIABILITY INCORPORATED
                              16400 Park Row
                           Houston, Texas  77084
                             P. O. Box 218370
                        Houston, Texas  77218-8370

























11k2k
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


                         RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST

                             December 31, 1999

                             TABLE OF CONTENTS


                                                                  Page
                                                                 Number
Financial Statements:
  Report of Independent Auditors                                    3
  Statements of Net Assets Available for Benefits                   4
  Statement of Changes in Net Assets Available for Benefits         5
  Notes to Financial Statements                                     6


Supplemental Schedules:
  Schedule H, Line 4(i) - Schedule of Assets Held for
     Investment Purposes at End of Year                            10
  Schedule H, Line 4(j)- Schedule of Reportable Transactions       11


Signatures                                                         12

Exhibit 23 - Consent of Independent Auditors dated
               June 6, 2000                                        13



































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

                         RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST

                      REPORT OF INDEPENDENT AUDITORS


The Administrative Committee
Reliability Incorporated Employee
  Stock Savings Plan and Trust


    We have audited the accompanying statements of net assets available for benefits of the Reliability Incorporated Employee Stock Savings Plan and Trust as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

    Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1999 and reportable transactions for the year ended December 31, 1999, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          /s/ ERNST & YOUNG LLP





Houston, Texas
May 10, 2000




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

                         RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST


              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                       December 31,
                                                     1999         1998
                                                     ----         ----

Plan assets:
  Investments, at fair value (Note F)            $5,634,006 $ 6,173,750
                                                  ---------  ----------
Net assets available for benefits                $5,634,006  $6,173,750
                                                  =========  ==========














































                          See accompanying notes.

                         RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                       Year ended December 31, 1999


Investment income:
  Interest and dividends                                      $   25,459
  Net depreciation in fair value
    of investments                                               (99,341 )
                                                               ---------
    Total investment loss                                        (73,882 )
                                                               ---------

Contributions:
  Employee                                                       333,948
  Employer                                                       110,448
                                                               ---------
    Total contributions                                          444,396
                                                               ---------

Withdrawals and terminations                                    (910,258 )
                                                               ---------
Net decrease in assets available for benefits                   (539,744 )

Net assets available for benefits
  at beginning of year                                         6,173,750
                                                               ---------
Net assets available for
  benefits at end of year                                     $5,634,006
                                                               =========



























                          See accompanying notes.

                         RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST
                       NOTES TO FINANCIAL STATEMENTS

                             December 31, 1999

NOTE A - PARTICIPATION AND CONTRIBUTIONS

In July 1983, Reliability Incorporated (the "Company" or "Employer") adopted an Employee Stock Savings Plan and Trust (the "Plan"). The following description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an Administrative Committee (the "Committee") appointed by the Board of Directors of the Company. All assets of the Plan are held under discretionary trust agreements.

Any United States employee of the Employer who has attained the age of 21 and has completed six months of service including at least 900 hours or one year of service with at least 1,000 hours of service, becomes a member ("Member") of the Plan on the first day of the next month following the date on which the employee becomes eligible and may elect to make contributions to the Plan.

Under the Plan, a Member may contribute, through payroll deductions, an amount ("Employee Contribution") equal to 2 to 15 percent of base compensation. Base compensation excludes bonuses, commissions, shift differential, overtime premiums, and similar payments. Participants may increase or decrease contributions percentages each pay period. Members may elect to invest their contributions in various mutual funds or in Reliability Incorporated Common Stock

The Employer matches the Employee Contribution by an amount ("Employer Contribution") equal to 50 percent of the Employee Contributions to a maximum of 2 percent of the Member's base compensation. Also, the Employer annually contributes, for employed Members, a supplemental amount ("Employer Voluntary Contribution") equal to 1 percent of the Members' base compensation for the period during which they were Members. An additional discretionary contribution ("Discretionary Contribution") may be made. The amount of the Discretionary Contribution, if any, will be determined annually by the Board of Directors and will be contributed as a percent of each Member's gross compensation. The contribution for 1998 was 5% percent of the Member's total compensation. There was no Discretionary Contribution made for 1999.

A Member receives a vested interest in the balances in Employer Contribution accounts plus allocated earnings and realized and unrealized gains and losses thereon ("Employer Account") based upon years of service (as defined in the Plan) as follows:

                                                     Vested interest in
      Years of Service                                Employer Account
      ----------------                               ------------------
       Less than 3                                          0%
            3                                              20%
            4                                              40%
            5                                              60%
            6                                              80%
            7                                             100%

                           RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST
                NOTES TO FINANCIAL STATEMENTS - (Continued)

                             December 31, 1999

NOTE A - PARTICIPATION AND CONTRIBUTIONS - Continued


A Member always has a 100 percent vested interest in the balance in his Employee Contributions plus allocated earnings and realized and unrealized gains and losses thereon (his "Employee Account"). Upon death or total and permanent disability, a Member is automatically fully vested in his Employer Account. If the Plan is terminated by the Company, all Members become fully vested in all their accounts.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared using the accrual basis of accounting. Certain prior year amounts have been reclassified to conform to the current year presentation.

Investments in common stock and mutual funds are stated at their fair value based on quoted market prices.

Amounts contributed by the Company are invested solely in Reliability Incorporated Common Stock. Common stock may be purchased, by the Trustee, directly from the Company or in the open market. The purchase price per share for stock purchased from the Company is the closing price on the day prior to the purchase by the Trustee.

Administrative expenses are paid by the Company. Gains and losses realized on the sale of Reliability Incorporated Common Stock are recorded on an average cost basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE C - WITHDRAWALS AND TERMINATIONS

A Member may elect to withdraw all or a portion of his after-tax Employee Contributions at any time. Certain restrictions apply to withdrawals of pre-tax Employee Contributions. A Member making a withdrawal from pre-tax Employee Contributions is not permitted to make future pre-tax Employee Contributions prior to the first day of the month following the expiration of twelve months from the date of such withdrawal.

Upon a Member's termination of employment, the Member will generally receive a benefit in the form of a lump sum distribution. Members who had account balances prior to January 1, 1996 may also be able to elect certain other forms of payment.

The non-vested portions of the Employer Accounts of a Member whose employment is terminated prior to the attainment of seven years of service or who retires prior to Normal Retirement Age (as defined in the Plan), are forfeited and allocated among the other Members ($15,516 in 1999 and $30,166 in 1998) in the ratio that each such Member's defined compensation for the Plan Year, or that portion of the Plan Year during which he was a

                         RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST
                NOTES TO FINANCIAL STATEMENTS - (Continued)

                             December 31, 1999

Member of the Plan, bears to the total defined compensation for all Members for the Plan Year. Forfeitures do not reduce the Employer's Contribution or the Employer's Voluntary Contributions.

NOTE D - PARTICIPANT LOANS

A participant may borrow up to the lesser of 1) $50,000 or 2) 50 percent of his or her non-forfeitable accrued benefit. The minimum loan amount is $1,000 and the maximum loan term is five years for general loans and 15 years for home loans. Loan payments are made through payroll deductions. Loans are stated at cost which approximates fair value.

NOTE E - FEDERAL INCOME TAX AND ERISA

The Plan received a determination letter from the Internal Revenue Service dated January 17, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan and the related trust is tax exempt.

NOTE F - INVESTMENTS

The following presents details related to investments that represent 5% or more of the Plan's net assets.

                                                     December 31,
                                                   1999         1998
                                                   ----         ----

Reliability Incorporated Common Stock*        $1,547,574     $2,621,580
Large Capitalization Value Equity
  Investment Fund                                740,584        955,248
Large Capitalization Growth Investments Fund   1,183,893        946,185
Small Capitalization Growth Investments Fund     752,008        482,350
International Equity Investments Fund            614,187        326,483
Stable Value Investments Fund                    675,715        758,353
                                               ---------      ---------
                                               5,513,961      6,090,199
Participant loans                                120,045         83,551
                                               ---------      ---------
                                              $5,634,006     $6,173,750
                                               =========      =========


* Indicates both non participant directed and participant directed

                         RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST
                NOTES TO FINANCIAL STATEMENTS - (Continued)

                               December 31, 1999

During 1999, the Plan's investments, including gains and losses in investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

Reliability Incorporated Common Stock                         $(848,674 )
Mutual funds                                                    749,333
                                                               --------
Net depreciation                                              $ (99,341 )
                                                              ========

NOTE G - NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the significant components of the changes in net assets relating to Reliability Incorporated Common Stock is as follows:

                                                             Year ended
                                                            December 31,
                                                                1999
                                                            ------------

Employee Contributions                                      $    34,941
Employer Contributions                                          109,135
Interest and dividends                                            1,143
Net depreciation in fair value of Common Stock                 (848,674 )
Withdrawals and terminations                                   (370,551 )
                                                             ----------
Net decrease                                                 (1,074,006 )

Net Assets at beginning of the year                           2,621,580
                                                             ----------
Net assets at end of the year                               $ 1,547,574
                                                             ==========

NOTE H - OTHER TRANSACTIONS

The Company's Austin, Texas services facility was shut down on September 30, 1999. A total of 47 employees of the facility were participating in the Plan. The shut down was accounted for as a partial plan termination resulting in the participants at the Austin facility being 100% vested in the Employer Contribution accounts and receiving distributions from the Plan.

                         RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST

                SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS
                HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                               EIN - 75-0868913
                               Plan Number - 001

                               December 31, 1999

Identity                                          Current
of Issue    Description                            Cost          Value


Reliability Incorporated*
   Common Stock                                $1,843,808   $1,547,574
                                                ---------    ---------
The Consulting Group Capital Market Funds*:
   Large Capitalization Value
      Equity Investments Fund                          **      740,584
   Large Capitalization Growth
      Investments Fund                                 **    1,183,893
   Small Capitalization Growth
      Investments Fund                                 **      752,008
   International Equity Investments                    **      614,187
   Stable Value Investments Fund                       **      675,715
                                                             ---------
                                                             3,966,387
                                                             ---------
Loan Fund* - Participant Loans
 (Interest Rates:  7% - 9.5%)                                  120,045
                                                             ---------
   TOTAL INVESTMENTS                                        $5,634,006
                                                             =========


* Party-in-interest

**Cost not required for participant directed investments

                         RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST

        SCHEDULE H, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS
                               EIN - 75-0868913
                               Plan Number - 001


                         Year ended December 31, 1999

Identity  Descrip-
of Party    tion     Purchases          Cost        Selling     Net gain
Involved  of Asset     Price          of Asset       Price      or (loss)
--------  --------   ---------        --------      -------     --------

Series of non participant directed transactions in excess of 5% of Plan assets:

Reliability
  Incorporated
  Common Stock         $156,695       $156,695             -          -
                        =======        =======       =======     ======

Reliability
  Incorporated
  Common Stock                -       $309,527      $386,338    $76,811
                        =======        =======       =======     ======

Note: Includes both participant directed and non-participant directed transactions in Reliability Incorporated Common Stock.

                         RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST

                                SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                    RELIABILITY INCORPORATED EMPLOYEE
                                    STOCK SAVINGS PLAN AND TRUST



                                    /s/ Max T. Langley
                                    Max T. Langley
Date: June 8, 2000                  Administrative Committee Member











































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